Filed by MIM Corporation pursuant to Rule 425
Under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: MIM Corporation
Commission File Number: 000-28740

This filing relates to a planned merger between MIM Corporation (“MIM”) and Chronimed Inc. (“Chronimed”), pursuant to the terms of an Agreement and Plan of Merger, dated as of August 9, 2004 (the “Merger Agreement”), by and among MIM, Corvette Acquisition Corp. (a wholly owned subsidiary of MIM) and Chronimed. The Merger Agreement is on file with the U.S. Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, filed by MIM on August 9, 2004 and is incorporated by reference into this filing.

MIM CORPORATION

August 9, 2004
3:30 p.m. CDT

Moderator	Ladies and gentlemen, thank you for standing by. Welcome to the MIM

Corporation and Chronimed Incorporated merger conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session, and instructions will be given at that time.

As a reminder, this conference is being recorded.

I would now like to turn the conference over to your host, Ms. Rachel

Levine, Investor Relations Representative. Please go ahead, Ms. Levine.

R. Levine	Good afternoon. Thank you for joining us to discuss the MIM Chronimed merger. If you do not have a copy of the press release that went out this morning, please call the Anne McBride Company at 212-983-1702,

extension 207. Alternatively, you may obtain the copy of the release at the company's corporate Web sites at www.mimcorporation.com and

www.chronimed.com.

A replay of today's call may be accessed by dialing in on the numbers provided in the press release or by accessing the Web cast on each company's Web site. As a reminder, MIM will host its 2Q '04 Earnings conference call later this afternoon at 6:00 p.m. eastern time, and

Chronimed will host its fourth quarter and fiscal 2004 earnings conference call on Tuesday, August 10th, at 11:00 a.m. eastern time.

Before we begin, I will remind you that, during this call, you will hear some statements that may be considered forward-looking statements.

These forward-looking statements may include statements relating to financial projection or other statements relating to the company's plans,

objectives, expectations or intentions. These matters involve risks and uncertainties, and actual results may differ materially from those projected or implied in the forward-looking statements. Factors that could cause actual results to materially differ from the forward-looking statements in this call are set forth in both companies' most recent annual reports on form 10-K.

During today's call, Richard Friedman, Chairman and Chief Executive

Officer of MIM, and Henry Blissenbach, Chairman and Chief Executive

Officer of Chronimed, will share their thoughts on the merger and discuss synergies between MIM and Chronimed. Jim Lusk, Chief Financial

Officer of MIM, will then review the details of the transaction and anticipated benefits and hand it back to Mr. Friedman for closing comments. We will then open the line to questions. Rich?

R. Friedman	Thank you, Rachel. Good afternoon, everyone. Let me start by saying we are extremely pleased and excited to be taking MIM and Chronimed, two strong specialty pharmacy providers, and turning them into one of the largest specialty pharmacy businesses in the country. The combined company would be named BioScrip and will have broad disease coverage,

best in class therapy management, expansive national retail and mail distribution capabilities and a solid PBM platform.

We will continue to service managed care organizations and third-party payors in addition to Medicaid and Medicare populations through state programs. We intend to combine our individual strengths in payor contracting, physician sales, manufacturer services, clinical management and fulfillment. We are creating an excellent balance of community-based care with centralized, nationwide capabilities and access to individuals with chronic conditions through expanded local distribution, giving us a more competitive advantage in this rapidly consolidating industry. This merger would also create an organization with enhanced growth opportunities, a diversified customer base, and strong cash flow.

Before I turn the call over to Hank to discuss the strategic merger between the two companies, let me conclude with some key summary points about the competitive advantages of this transaction to shareholders and customers. First, upon conclusion, the merger would be immediately accretive to earnings and cash flow. Second, the enhanced platform of our businesses will best serve customer needs in the changing healthcare environment. Third, our stronger capital base leverages opportunities,

both in the PBM and specialty sectors. Finally, we do not anticipate any hurdles to a successful conclusion. Hank?

H. Blissenbach	Thanks, Rich. This is a great opportunity for us. We're taking two mid-

sized companies, each doing many of the same things, and creating one large player. Critical mass is one of the key value drivers for specialty pharmacy. Competition in the market is forcing specialty pharmacy companies to create maximum operating leverage and distribution. This combination would allow us to obtain that leverage. We would capitalize on the best products, services and assets that each company has to offer and, at the same time, we would be eliminating duplicated and overlapping functions.

There are three key capabilities that this greater critical mass would allow.

One is better purchasing terms from our wholesalers. Second, improved ability to leverage manufacturer relationships. Third, improving our ability to compete for contracts with larger payor organizations.

In addition to this, this merger adds two key products to Chronimed's current portfolio, specifically IVIG and a full range of oncology products.

As you know, Chronimed already is the number one distributor of HIV and post-organ transplant medications in the United States, and the combined company would now have a sales force whose numbers and scope of coverage would provide a sales impact beyond that currently experienced by either company.

One last point: Although this is a specialty pharmacy deal, the sleeper here could be the PBM opportunity. I know that business; I happen to love it,

and we will build on the existing PBM platform.

I'm going to turn the call over to Jim to review the specifics of the transaction and anticipated benefits.

J. Lusk	Thank you, Hank. Based on financial results reported by each company for the 12-month periods ended June 30th and July 2, 2004 respectively,

the two companies generated combined revenues of $1.1 billion and pre-

tax income of $20.9 million. For the record, all of our modeling is based on the expectation of the loss of the Aetna contract at Chronimed.

After the merger, Richard Friedman, Chairman and Chief Executive

Officer of MIM, would serve as Chairman of BioScrip and Henry

Blissenbach, Chairman and Chief Executive Officer of Chronimed, would serve as Chief Executive Officer of BioScrip. The BioScrip board of directors would consist of nine directors, four of whom would be designated by each of the two companies, including Rich and Hank; one additional director would be named by MIM, subject to the reasonable approval of Chronimed. BioScrip’s headquarters would be in Elmsford,

New York and its shares would continue to trade on the Nasdaq National

Market; however, it under the ticker symbol BIOS, upon completion of the merger.

If approved, each Chronimed shareholder would receive 1.025 shares of

MIM for each Chronimed share held. MIM expects to issue

approximately 13.5 million shares to Chronimed shareholders in the merger. Immediately following the merger, Chronimed shareholders will own approximately 38% of the new company, and MIM shareholders would own approximately 63%. The transaction is structured as a tax-free reorganization for both companies and their respective shareholders.

The closing of the merger is subject to the approval of both company shareowners and regulators and is expected to occur in December 2004.

As Rich stated, we do not expect any hurdles at all. The total combined

SG&A will be approximately $100 million. After transaction and consolidation related costs, the merger is expected to yield cost-saving synergies of approximately $10 million annually. These savings will result from more efficient operations, including the streamlining of distribution, support functions and sales related activities, as well as the elimination of duplicate corporate and administrative positions, programs and facilities.

With anticipated near-term cost reductions and operating efficiencies, the transaction would be accretive to BioScrip's earnings in 2005. We expect they will take about a year to achieve the annual rate of synergies and that

2006 will be the first full-year of total efficiency. The cost-savings benefit from synergies will only grow as time passes. Preliminarily, we are anticipating revenue of approximately $1.2 billion and EBITDA of $35 million in calendar 2005 before restructuring charges. Both companies currently have un-leveraged balance sheets, permitting financial flexibility. We'll provide more definitive guidance in the future as the merger progresses.

I will now turn the call back over to Rich for some final comments.

R. Friedman	Thanks, Jim. Just one item to point out: It's not 101%; it's 37%

Chronimed and 63% for MIM.

MIM and Chronimed are a natural strategic fit. The combination of our businesses is compelling in today's healthcare landscape and many of you have heard me talk about the need to provide a local presence,

community-based, for physicians, patients and managed care

organizations, as well as regional and national strength for larger HMOs and managed care contracts. We see the fragmented specialty pharmacy market continuing to consolidate and we believe that the most successful participants will have both specialty pharmacy and what Hank loves,

PBM.

Customers are seeking larger-scale coverage of more markets from both a geographic and service perspective. Not only are we delivering expanded national coverage, but a wider range of disease therapies, more comprehensive physician and patient service and enhanced clinical strength. In addition, we are in an emerging era of greater governmental oversight of the healthcare sector, including specialty pharmacy distributors. Increasing focus on services and escalating costs, while managing chronically ill, will be the natural evolution from current legislative trends seeking to manage general pharmacy needs.

The increased size and scope of our merged infrastructure will make

BioScrip a logical partner in addressing this need. In fact, the consolidated company is already better positioned to meet the expanded

Medicare card program, which starts in January 2006. At the end of the day, BioScrip will be better positioned to compete in the constantly changing healthcare environment by leveraging economies of scale and increased capabilities to capitalize on market trends. This transaction has created a platform for a long-term enhanced value for all of our shareholders.

With that, we will open the line to your questions. Pat?

Moderator	Yes, sir. Your first question is from Brooks O’Neil of Dougherty &

Company. Please go ahead.

B. O’Neil	Good afternoon. I have a couple of questions. Can you hear me okay?

R. Friedman	Hear you great, Brooks.

B. O’Neil	Okay. Congratulations on the merger. I'm curious what number you're thinking about when you say the merger is accretive to earnings. Are you thinking about—well, I won't put any words in your mouth. How can you help us with that?

R. Friedman	Sure. First, what we have looked at, we've modeled extensively,

especially without the Aetna situation, with Hank and the Chronimed folk’s announcement two weeks ago. So what we were looking at is what is happening with both businesses today and the accretion as to where we are today with the businesses, including the synergies that are anticipated in 2005, net of carried expenses and one-time costs, and then also looking forward to 2006.

You have to understand that, in 2005, what we are doing, we set up two teams, which are transition teams that are going to be responsible for identifying all the opportunities among the two organizations. When we look at that, and we go ahead and plan, we're going to be consolidating into those operational areas that this team sees fit to go do. So 2005 is going to be a period where we're going to recognize synergies, but there are going to be costs associated with that recognition.

In 2006, as Jim pointed out, it's going to be a full year of fully recognized synergies, without any carrier cost going along with that. So when we talk about what the synergies look like in the accretion, we're only looking at,

right now, the cost synergies. We have not taken into account any potential cross-selling revenue opportunities, which we all believe are going to be significant. We've not taken into account the purchasing power that this company, combined, will be able to generate, therefore lowering our cost of goods sold through the combination of additional leverage. So looking at accretion, we're looking at not only for just now,

but over the next few years. So when we look at 2005, we see accretion not as high as we will see in 2006 and beyond.

B. O’Neil	Okay. So you’re not talking about accretion relative to what the Street might be looking for for MIM as a standalone company or Chronimed as a standalone company? Because when I put $1.2 billion into a model with

$35 million of EBITDA and 36.5 million shares outstanding, I have a hard time getting anywhere near the earnings number I was carrying for MIM as standalone company.

R. Friedman	Well, one of the things that you obviously have to take into account is those significant costs related to severance, the period cost and the one-

time restructuring charges. Once you pull those out, the numbers are more significant than that net number that we putout there, but I have to say this; as we get further along in this process, we will be coming back with additional updates on the numbers. But again, this is the preliminary time;

we have a lot of work to do over the next few months. When we look at the cash flows from these entities, we know, especially in 2006, it is significant. Two thousand and five is going to be a year recognizing the synergies but there are lot of associated cost with that. Again, this is a very conservative view based upon where the companies are today.

B. O’Neil	Just a couple more and then I'll turn it over to somebody else. I was just curious, since Hank is going to be the CEO of the company, I certainly recognize your role as Chairman, but I was curious why you selected

Elmsford for the corporate headquarters in light of the fact that it sounds like he might be organizing a team to run the company going forward.

R. Friedman	Well, it's a great question and it's a question that Hank and I have talked about quite a bit. When you look at the geographic coverage of our businesses, which you have to look at, there are $250 million or so coming out of the New York Tri-State area. There is a significant amount coming out of the Columbus Midwest area, and then we have the entire retail operation, which is another $250 million to—actually, $300 million or so.

I guess, on a combined basis, that's probably closer to $400 million, if you broke it up into really three buckets; $400 million is more retail; $400 million is specialty mail; and $400 million is a combination of PBM and mail.

The decision on the headquarters, and Hank and the team, there will be people at different areas running their respective areas. So it was felt that

Elmsford, right now, is where a significant portion of the business is; it's where some of the key people are, you know, as far as Hank's team, and it was felt that, at least right now, it's just a location, maybe a better location.

H. Blissenbach	I think Brooks, I would agree with what Rich said. I mean, we spent a long time kind of talking about the headquarters, not quite sure exactly what the importance of where it’s located is, like the fact that New York is kind of the hub of where a lot of the activity is, not just the business, but also sort of with the investment community and just decided to do that.

B. O’Neil	Okay. Just one other question: I guess it's for you, Rich. I have heard,

sort of through the grapevine, that you guys had put together a book and had been marketing your company for sale. Just curious, if that is true,

sort of what was your thinking and how did this transaction end up rising to the top from your perspective, as you think about creating shareholder value?

R. Friedman	We're not going to comment on any rumors, first of all. But, you know,

from time to time we have looked and we have explored opportunities.

One thing that I think we realized and I think Hank realized is that you have to be larger in this business. You can't be a small company and you have to be able to leverage what is there.

We looked around at various alternatives that were out there to us.

Clearly, not just myself and the management team here, but our board of directors, felt that long term, for the benefit of all our shareholders, this made the most sense. I think it provides a tremendous opportunity in this landscape.

We have always been a tremendous believer of the local presence; that's why we went out and bought Natural Living in January of this year. It has proved to be an incredible acquisition for us. That's the type of acquisitions that, as a company, we'd be looking to do. Hank's company was built on that, with the expanded therapies there. So when we looked overall, exploring what opportunities were available to us, this clearly became the one that we were the most interested in.

H. Blissenbach	Brooks, just a follow-up: You and I, I know, have had conversations over the years along two lines. One is how important leverage is to this business and how our ability to compete in an environment where continuing reimbursement pressure is going to require you to get your products out the door at lower operating expenses is really key. And then,

secondly, you know how I also believe how important the PBM business is going to be in this whole situation of what, right now, is kind of a fragmented way in the specialty pharmacy and mail service and the entire pharmacy distribution system. So I think this is consistent with the vision that we have had at Chronimed, and we're really happy that finally we can make it come true.

B. O’Neil	That's great. Thank you very much.

Moderator	Your next question is from the line of Anne Barlow of Southwest

Securities. Please go ahead.

A. Barlow	Good afternoon. I've got several questions. First, any additions expected to the management team, and could you kind of go over who is going to be in the position? I know, Rich, you’re in the Chair, and Hank, you’re the

CEO, but what about a chief operating officer, and I assume Jim is the

Chief Financial Officer, but can you give us some details there, and again,

any additions expected?

Secondly, you now really have three distinct divisions; you've got retail stores; you've got the PBM; and now you've got specialty distribution.

Any plans to continue running it all as one company or any kind of future spinoffs of, perhaps, some divisions?

Lastly, my last question is the synergies of $10 million seem really small for a billion dollar-plus company, and I just wondered kind of where you're being conservative and where there might be some room for larger synergies over the next 12 months?

H. Blissenbach	Anne, I’ll cover the first question with regard to the management team.

We have not really notified individuals as to their position on the management team going forward, and so we want to do that—we'll do that here shortly.

Second, with regard to spinoffs, Rich, I'm looking at you. I’ll let you take that.

R. Friedman	It's just one other thing, what Hank said. What we're doing, Anne, in terms of the management, we are really picking the best people from both organizations to go ahead and run this company. There are some terrific people on both sides, and I think Hank's going to surround himself with quality people that are going to grow this business. And I'm very confident, based upon the people that I've met at Chronimed and the people that I know at MIM, that they are going to do an incredible job of growing this business.

In terms of the three businesses, you said three; I'm kind of looking at it as two. When I look at the retail part of it and specialty distribution, what our plans are – there are actually three priorities that we have right now that we're looking for, and they really kind of play out with each other.

The first one being - is obviously to realize the synergies - I'll get to that in a few seconds. The other one is going to be the product and the therapy expansion, and obviously, to put in one tremendous IT platform to give us the information we need for all this business.

But when we look at the product and therapy expansion, Hank has put stores in real strategic locations and, as he mentioned earlier, two key areas are the oncology and the IVIG areas. So this is strictly—this really is a natural fit, because we have found that the local presence, the local distribution network, especially when you’re dealing with high-touch,

high-fill products, like IVIG and oncology, that it's natural to take them out to those locations, in those communities, and build the relationships with the physician community and the community itself with the chronically ill.

So you may have some product going out on national basis; you may have some product going out on a regional basis; and you may have some product going on a local basis, but all in all, they’re still one. It's strictly the method of getting the product to the patient, and you're going to have clients in all areas. You're going to have managed care clients; you're going to have employee groups; you're going to have the chronically ill;

you're going to have physicians; you're going to have clinics; you're going to have hospitals. So, to me, this is one business with various means of distribution.

PBM, clearly, is a little bit different but, then again, we still have PBM offerings to various clients. Hopefully, we'll be able to leverage that a lot better than we have in the past, plus we also have our mail component,

and a mail component, which is more traditional. So I think we just have better offering to a consistent base of customers.

Going to your third one on synergies being small, I agree with you. When you look at the combined SG&A of the companies, we're talking about a hundred-plus million dollars, and we're talking about, conservatively, $10 million of synergies that have been identified. These synergies have been identified pretty quick, and it's a pretty easy list to come up with.

As, again, this transition team goes ahead and starts looking harder within each organization and really starts drilling down, I think both of us are hopeful that we'll be able to find more, but again, we’re trying to be conservative with our outlook today. We've selected $10 million and,

from what we’ve seen, it's pretty easy to go get there. It doesn't take into account a lot of the other positive synergies on the buy side, on lowering cost of goods sold through the reduction in unit costs. It doesn't include any of the synergistic part of additional sales of the product therapies. So we're pretty bullish on where we are. Yes, I agree with you that the $10 million is pretty low, and I'm hopeful that we’ll do a lot better.

A. Barlow	Okay. And just back to the management team side, I know both Hank and

Rich; you both have been actively involved in running your companies.

Since we've been following you, Rich, what's going to be your daily involvement? Are you going to be more advisory or are you still going to be as hands-on as you have been in the past and you guys will work more as a team?

R. Friedman	You know, look, Hank is going to have the responsibility to run this company. That is his job. My job is going to be, hopefully, a lot more strategic. We will be looking at opportunities to grow this business. I will be an adviser to Hank. We will be doing a lot of things together, but he is the CEO of this company, and I'm going to be there in a strategic role.

There are a lot of opportunities. There are tremendous consolidation opportunities, and I'm sure that Hank is going to call on me, and Hank and

I are going to be working together as a team. But, clearly, he is the CEO of this company.

A. Barlow	Hank, are you going to be in Minneapolis or are you going to be moving to New York?

H. Blissenbach	No. As tempting as it is, I'll be in Minneapolis, at least for the time being.

That's hard for you to believe. Well, no. You're not in New York, Anne.

You know what’s it like.

A. Barlow	All right. Thanks a lot.

H. Blissenbach	All right.

Moderator	Your next question is from the line of Steven Abernathy of Abernathy

Group. Please go ahead.

S. Abernathy	Good evening, gentlemen. Hank, first question is how did you, you and

Greg, come up with a valuation of roughly $85 million or less; you thought your company was worth only $85 million. That's sort of—I've been following you people now for a couple of years, and that's very discouraging. The Street obviously agrees with that. So the first question is how did you come up with the valuation or a comfort level that you think would be strategic for you to sell to a company for $85 million?

Secondly, how do you justify what the Street is saying?

H. Blissenbach	We're not selling the company, and I'm not sure where 85 came from,

Steve.

S. Abernathy	Okay. I was just looking at shares out the time, the current stock price.

R. Friedman	Well, yes. I mean, Steve, this is Rich. If you look at...

S. Abernathy	That was for Hank. That was just for Hank.

R. Friedman	Well, I'm going to answer with Hank. We're a team here. I will tell you that, when you go ahead and look at this deal, and with Greg and with

Hank and with our people and all of our financial advisors, the stock has been over seven for a good period of time. The deal was based upon the contributions from both entities, and he is not selling this company and the

Chronimed board is not selling this company. What we're doing is merging two companies to create something a lot bigger. So, like Hank, I don't know where you’re coming up with the $85 million. It's not something that we've ever looked at, and that's the answer.

H. Blissenbach	Steve, let me go back and just—because you and I have chatted a fair amount over the past few years, as well. The strategic value of this merger is really what this combination is about. We felt that in the exchange ratio of 1.025 to one, that was a very fair ratio. The share price will be decided on the day of the close, which is several months off, but,

quite honestly, Steve, this whole deal is really based on future execution and on synergies. Given kind of the current situation that Chronimed was in, having Aetna have [sic] made their decisions as to what they were going to do, looking at the position we were in and having to respond to,

again, a reimbursement environment, which is continuing to push back,

we needed to grow, we needed to bigger, we needed to get bigger faster,

and that's essentially what happened.

S. Abernathy	Well, the comments from the Street are that they are all disappointed and that you had a good game plan going, and that's why the Aetna didn't really do too much to your stock, and that you had good plans in place to expand, and to grow by acquisition, and to grow internally with some of the plans you put in place. I think I can speak for lots of shareholders out there that I and they are extremely disappointed.

H. Blissenbach	Okay. Thanks, Steve.

S. Abernathy	Okay.

Moderator	Your next question or comment is from the line of Glenn Garmont with

First Albany Capital. Please go ahead.

G. Garmont	Thanks. Good afternoon. Two questions: number one, we know what's happening with the Aetna contract, but are there any other legacy

Chronimed payer contracts that may be at risk here because of the transaction, the perceived change in control? And then, secondarily, Jim,

I know it's early, but looks like Chronimed’s effective tax rate is a bit lower. Can you give us some sense as to what the combined companies’

effective tax rate may shake out? Thanks.

H. Blissenbach	I can answer from the contract perspective. There's no other contract in our portfolio that is as large as the Aetna contract is. We have some state

Medicaid contracts, but none of those are anywhere near the size of the

Aetna contract.

J. Lusk	Well, on the tax rate, Chronimed runs more like 38, we run more like 40.

They operate a lot - they have a lot more volume in a lot more states than we have. Glenn, it will be some place in between. We got to do some tax planning as we get together, but I think at an overall health, our overall tax rate should bring it down a little.

G. Garmont	Great. Thanks.

Moderator	Your next question or comment is from the line of Mike Maguire of

Leerink Swann. Please go ahead.

M. Maguire	Thank you. First question, just on the combined specialty offering: could you speak to the key disease states that you'll be representing? Obviously,

I know HIV and the organ transplant franchise, but just on a combined basis, how much of that total number will be related to oncology and

IVIG? Will it be a significant piece of the overall revenues?

R. Friedman	Yes. We could tell you today that the IVIG business - and Hank really doesn't do any IVIG business - today is about $15 million, and our oncology business is probably around $50 million to $60 million range.

The IVIG business is one area for MIM that we've always been excited about. It has been run out of our Livingston, New Jersey facility ... We've just recently expanded to the Philadelphia marketplace. What Chronimed does, it gives us an incredible platform to move the IVIG therapy into these various facilities in the same way with oncology. So we're looking forward, and I know Hank and his team is looking forward, to being able to take these two additional product offerings out.

M. Maguire	Okay. Thank you. With regards to acquisitions - and this is a question for

Hank - given the - in light of the recent Aetna news and decision,

obviously a piece of your strategy was to go out organically and through acquisition. Obviously, you can look at this as an acquisition, obviously -

but wanted to see, is there anything else out there that you had potentially in the pipeline in your strategic plan. Will this change things? I mean, did you have some maybe potential additional products or properties that you were looking at as an acquirer that this merger, in the interim at least,

could change such strategy substantially?

H. Blissenbach	We did say that we were going to be able to make up the difference in the

Aetna loss by a combination of lower operating expenses, organic growth and acquisitions, and yes, we did have, I mean much smaller, though. I mean nothing to the extent that anything of the size of this combination would be, but smaller acquisitions to try and make that up.

We were targeting areas that we are strong in, particularly on the HIV side, on the transplant side, and in a couple of the specialty areas. So there were acquisitions out there that we have looked at, but they're much smaller.

M. Maguire	Okay. And then, last question, just on the PBM business at MIM: Could you just characterize where your key customers are in that business, just in terms of market segment?

R. Friedman	Yes. For MIM, we've been looking at the small to medium-sized-type companies for a while - small and medium-sized managed care

organizations, small employee groups, third-party administrators – and,

quite frankly, a few years ago, we had to pick and choose where to put the resources and we put a lot of resources behind the specialty area, and that's why we're really thrilled with Hank and his background in the PBM business.

We have a tremendous operating system; we have great legacy systems;

and having Hank and some of his people actually come out of the PBM business, we think, will be a real benefit to us.

M. Maguire	Have you seen anything recently change in terms of the competition level within your PBM franchise? Has it gotten more competitive recently?

R. Friedman	It's an extremely competitive business, but recently, we have not seen additional pricing pressures, but they're always there and I'm sure they will be, but it is a growing segment. We continue to grow our PBM segment.

M. Maguire	Great. Thank you.

Moderator	Your next question or comment is from the line of Brooks O’Neil of

Dougherty & Company. Please go ahead.

B. O’Neil	Yes. Thanks a lot. You commented that you thought the combination might create enhanced growth opportunities. I'm sure you don't want to comment on what rate of growth you think you could see for the top line,

but can you give us some sense? You think this is a 20% grower going forward on the top line?

R. Friedman	If you go ahead and look at what the companies—each company has had to deal with a number of issues - one being Aetna, one being TennCare,

one being Synagis – so, over the past years, I think both companies have experienced a number of items that have hurt the companies, but when you go ahead and you look at, for example, the retail operation of

Chronimed, it has been running north of 25% growth per year. When you go ahead and look at the specialty business of MIM and you pull out

Synagis, for example, the growth rate, I think, is over 31% per year.

When you go ahead and you look at the PBM business and you take out

TennCare, it's probably around 19% per year.

So, when you go ahead and you say, "Okay.” If the bad stuff is behind you or if Aetna’s behind you and TennCare is behind you and Synagis is behind you, and assuming that you're able to take what you have today and then grow it, yes. It would not be far off to say that you're able to continue to grow at those rates.

All the businesses continue to grow. The therapies that Hank will offer to the additional stores, I think, are enhanced opportunities. So I think there's tremendous upside.

H. Blissenbach	Brooks, I think, just following on that, one of the enhancements that I mentioned earlier, that we get from this merger, is a larger sales force that will really be able to effectively sell our products in the marketplace. I agree with Rich. I don't see any problems with being able to grow that revenue base.

B. O’Neil	Great. Do you think—Rich was alluding to some of the local power that you have, and obviously you've got stores in 25 or 30 markets. Is there an opportunity to open distribution beyond the retail network from those stores going forward?

H. Blissenbach	Yes. We're doing that now, to some extent. I think I'll say, just off the top on my head, at least a half dozen of our stores are actually doing some, I’ll call it localized mailing out of their stores, but this is exactly—this is the opportunity this brings us. It's exactly that. I mean, you've heard me say before, medicine is practiced locally, and the more local you can bring that distribution, the better off you are. Our stores are located very strategically in order to provide that local distribution. Now, with the addition of IVIG, with oncology, this positions us really well to expand that area of distribution out of our local stores.

B. O’Neil	A couple more, just real quickly: Rich, I noticed, obviously, there was some gross margin pressure in the most recent quarter, and I know you're going to talk about this more in your own call in a few minutes, but was there any margin pressure in IVIG or on oncology specifically that’s worth talking about?

R. Friedman	Yes. There was some pressure on IVIG, and I think most people are aware of that. Not that long ago the margins were in the mid-40s and now the margins are in the mid-30s. It continues to be a terrific product, but yes, there's absolutely pressure on IVIG.

The oncology market that we've really removed ourselves from the wholesale oncology business, the retail oncology business continues to do well, and that continues to grow. So, yes, I think what we've experienced has been margin pressure. I will tell you that our units are up significantly, and many of this was anticipated. We'll get more into that when we do our earnings call.

B. O’Neil	Okay. Just two other quick questions: One, I don't think the press release mentioned any kind of a breakup fee. Is there any type of structure like that?

R. Friedman	Yes. There's a $4 million breakup fee on either end.

B. O’Neil	Okay. And then lastly, given the issues that the Attorney General of the

State of New York has caused in the PBM market recently, are there any type of legal or regulatory issues that we need to be aware of?

R. Friedman	Not that we're aware of.

B. O’Neil	At least yet, right?

R. Friedman	And hopefully never.

B. O’Neil	Exactly. Okay. Thanks a lot.

R. Friedman	You're quite welcome.

Moderator	Your next question or comment is from the line of Arnold Ursaner of CJS

Securities. Please go ahead.

A. Ursaner	Hi. Brooks asked most of the 12 questions I might have asked. Can you tell us who your financial advisors were in the transaction?

R. Friedman	Arnie, welcome back. We had Lehman Brothers representing MIM and

Banc of America representing Chronimed.

A. Ursaner	Okay. You gave us a pro forma number for '05, and I guess I have a couple of questions related to that. I assume that’s down from pro forma

'04? Is that correct?

R. Friedman	No.

A. Ursaner	Can you give us a pro forma '04 then? While you're working on that -

R. Friedman	No. Let me say this about '04 – ‘04, we're not changing any guidance at all and Hank just completed his numbers, but '04, our guidance out there was $0.42, I believe it was, so the guidance that we're giving for 2005, as I said earlier, is pretty close to where our businesses are, and, Arnie, as you know, we have not gone out with 2005 at all.

A. Ursaner	Right.

R. Friedman	As we said with Brooks earlier, what we're trying to do is take a look at where the existing businesses are today, do the analysis there, because a lot of times is going to be spent putting these things together and then moving the company forward with the sales teams and everything else.

We anticipate beating these numbers. We believe these numbers are conservative but it is not down from—when you look at the combination,

yes, it is down a little bit because of the Aetna situation and because we have costs associated, again, with severance and other payments. But,

overall, it is not down from, at least, where we are right now.

A. Ursaner	In the guidance you gave for '05, the $35 million, what is the IT spend you've built in to that?

R. Friedman	Jim?

J. Lusk	Expenses, Arnie, or capital? What are you asking?

A. Ursaner	I was asking about consolidating IT systems and some other things?

J. Lusk	The transition team is still working through what kind of capital we're going to spend, but we're assuming that the overall expense spend is consistent with the synergy reductions.

A. Ursaner	Okay. The $1.2 billion in revenue, what’s the breakdown between PBM and specialty?

R. Friedman	What we look at is probably about four, four, four. You've got PBM of four; you got retail of four and you got specialty mail of four.

A. Ursaner	The margins on each of those three businesses, in your view?

R. Friedman	The margins are probably going to be somewhat consistent where they are now. Probably the retail, Hank, in the neighborhood of ...

J. Lusk	Retails runs probably 11% to 11.5%.

R. Friedman	Right.

H. Blissenbach	Jim has got it.

R. Friedman	Yes.

H. Blissenbach	Yes. That’s about right. Yes.

A. Ursaner	My final question: I know it will come out in a lot of detail when you have to put out your shareholder request for the merger, but can you briefly describe how the two companies began to talk and when did it occur?

When did you first start formally talking? Hello?

R. Friedman	We're actually waiting because you had background there.

A. Ursaner	Sorry. I'm in an airport.

R. Friedman	I understand. Hank and I have known each other, as we've said, for a long time. We started talking. We met in New York. We actually run into each other, I think it was … in a Euro conference a year ago and we were talking a little bit then. We've continued to talk on and off for a period of time and then, probably, I don’t know, a month or so ago, two months ago,

that Hank and I started seriously talking about what visions were of both companies. We both realized that you had to be a lot larger to compete,

both on a national level and a local level.

Quite frankly, they had quite a bit of what we wanted. We had, I think,

what Hank wanted. So we just became a natural fit. We needed and wanted local distribution. If we were going to go do a rollout strategy to find 27 different locations, it would have taken us a few years to go do. If

Hank wanted to add additional therapies and get into the PBM business and some of the other passions that he has would have taken him a while to do and this just became a natural way to get there a lot faster.

A. Ursaner	I think it goes to the question you were asked at the beginning of the call.

If it was natural, it probably would have been something that would have occurred a year or two ago. It sounds like both of you had events that have, perhaps, been a catalyst to bring this merger together?

R. Friedman	Yes. I think we’ve both said - at least I have said - that this business is going to move at warp speed, and it has clearly done so. It's the PBM industry specialty. What's happened in PBM industry in 20 years has taken three year for the specialty industry. So you had to be there.

H. Blissenbach	If I could just sort of comment, I think … was not a particular event but rather what seems to be an acceleration of reimbursement decreases, in our case, particularly on the part of the government. We have a fair amount of Medicare expense and we publicly stated, even though the

Drug Modernization Act, for most people, doesn't go into effect until

2006, it triggered, for us, January 1 of 2004. So just, once again, coming back to the fact that unless you're big enough to be able to operate at relatively low margins - operating margins—

Moderator	I'm sorry, gentlemen. You have time for one more question. Your next question is from the line of Bill Petschl of Van Clemens & Co. Please go ahead. Mr. Pechel, your line is open.

B. Petschl	Hello. I'm sorry. I had the speakerphone on. Can you hear me now?

R. Friedman	Yes.

B. Petschl	I've been looking at the numbers from both of these companies all day long and, obviously, the quarterly reports came out for both of you today.

They’re very, very similar, except that the Chronimed Corporation seems to be growing dramatically and MIM does not. Chronimed also has much stronger balance sheet. So my question to you is how am I going to tell my customers that this is an equitable deal when MIM comes away with

63% of the ending operation and Chromimed comes out with 37%?

R. Friedman	Okay. First of all, I'll go first and then Hank could go. One, I do not agree with your analysis. When you go ahead, first of all, the Aetna situation, I don't know how you factored that into but, as they've reported,

it's almost 20% of their business. So you have to look at that and probably adjust your model going forward.

Number two, when you take out TennCare, which was our Aetna, which happened a year ago, and you go ahead and adjust for some of the situations, MIM specialty is up 31%; MIM PBM is up 19%. So I guess to make the comment that MIM looks like it's down, I guess, yes, in reality,

when you put those in, it's down, but MIM has been growing its business.

TennCare, this is actually the last quarter that we have to go and make those comparisons. So I would just disagree with your analysis.

B. Petschl	Well, in reality is a sentence you used and that's what I—that's where I live.

R. Friedman	I don't know how you do reality with Aetna.

J. Lusk	Hey, Bill. This is Jim Lusk. One of the things, in our financial results, we have tables that basically walk you through what Rich said, so that's a key issue. Because, like Rich said, PBM and MIM are growing substantially,

when you take last year's TennCare out, and specialty is also growing very quickly, too.

In terms of our balance sheet, we have a very strong balance sheet. We had $10 million on the balance sheet because of the acquisition we did in

January.

H. Blissenbach	Just a follow-up: I mean we've looked at this pretty close, us and our board, and believe there was a very equitable deal for the Chronimed shareholders - a very good deal for Chronimed shareholders. They go back the exchange ratio of 1.025 shares in the exchange and the quality on the board of directors. Our balance sheet is strong. We have had a good quarter. Our business has been good, but the holes that the MIM products bring to us now fill make it even a stronger combination with the two companies. So I would have to say, from the Chronimed shareholders’

perspective, this is a good deal.

B. Petschl	I understand what you're saying. Going forward, you believe that this is great for both sides, and I can only trust you on that, and I have for many years, so I will. My question just comes back to the equitable or the fairness of a deal that puts one apple at a value of 70% larger than another apple. I see two apples; these companies look very similar certainly in today's quarter.

J. Lusk	I think the other thing to think about, Bill, is the relative EBITDA and reported numbers of the companies as the relative shares. MIM does have twice the amount of shares out also. So you got to think about that one when you're doing your balancing.

B. Petschl	Yes. Twice as many—a dollar divided by twice the number is half as much.

J. Lusk	I think the EBITDA is also another strong indication, too, of share if you look at those.

B. Petschl	Thank you very much.

H. Blissenbach	Thanks, Bill.

R. Friedman	Okay. I think that's it …

Moderator	Yes, sir. It is. Please continue.

R. Friedman	Pat?

Moderator	Yes. Would you like me to give the replay information at this time,

gentlemen?

R. Friedman	Please, thank you and I'd like to thank everybody for joining in today. As we proceed along with the activities, we will absolutely get back to everyone. Thank you so much for joining in.

Moderator	Ladies and gentlemen, this conference will be available for replay from

8:00 p.m. eastern time tonight until midnight on August 16th. You may reach this call by dialing 1-800-475-6701 using the access code of

741904.

That does conclude your conference for this evening. Thank you very much for using AT&T Executive. You may now disconnect.